Exhibit 99.2
EXECUTION COPY
COMMON SHARES
CARDIOME PHARMA CORP.
UNDERWRITING AGREEMENT
January 18, 2007
BEAR, STEARNS & CO. INC.
CIBC WORLD MARKETS INC.
CANACCORD ADAMS INC.
LEERINK SWANN & CO., INC.
As representatives of the
several Underwriters named in
Schedule I attached hereto (the “Representatives”)
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Ladies/Gentlemen:
     Cardiome Pharma Corp., a corporation organized and existing under the laws of Canada (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 8,000,000 common shares (the “Firm Shares”), without par value, and, for the sole purpose of covering over-allotments in connection with the sale of the Firm Shares, at the option of the Underwriters, up to an additional 1,200,000 common shares (the “Additional Shares”). The Firm Shares and any Additional Shares purchased by the Underwriters are referred to herein as the “Shares”. Bear, Stearns & Co. Inc. (“Bear Stearns”) is acting as lead manager (the “Lead Manager”) in connection with the offering and sale of the Shares contemplated herein (the “Offering”).
     The Company understands that the Underwriters propose to make a public offering of the Shares in the United States and each of the provinces of Canada, either directly or through their respective United States or Canadian broker-dealer affiliates upon the terms set forth in the Prospectuses (as defined below) as soon as the Underwriters deem advisable after this Agreement has been executed and delivered.
     1.     Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Underwriters that:
     (a)     The Company has prepared and filed a preliminary short form base shelf prospectus in both English and French language versions, dated October 10, 2006 (the “Preliminary

Base Shelf Prospectus”), and a final short form base shelf prospectus, dated October 23, 2006 (the “Final Base Shelf Prospectus”), in respect of up to US$150,000,000 of the Company’s common shares, without par value (“Common Shares”), with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (collectively, the “Canadian Qualifying Authorities”) in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Québec, Prince Edward Island and Saskatchewan (the “Qualifying Provinces”); and the Reviewing Authority has issued an MRRS decision document under National Policy 43-201: Mutual Reliance Review System for Prospectuses and AIFs (an “MRRS Decision Document”) on behalf of the Canadian Qualifying Authorities for each of the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus. The term “Canadian Base Prospectus” means the Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued an MRRS Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Qualifying Provinces (“Canadian Securities Laws”), National Instrument 44-101: Short Form Prospectus Distributions and National Instrument 44-102: Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement in both English and French language versions (the “Canadian Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures on January 17, 2007, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. The term “Canadian Prospectus” means the prospectus supplement in both English and French language versions (the “Canadian Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the Canadian Pricing Prospectus, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.
     All references in this Agreement to the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (SEDAR).
     (b)     No order suspending the distribution of the Shares or any other securities of the Company has been issued by the Reviewing Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, threatened or contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.
     (c)     The Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments of supplements thereto) will, constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.
     (d)     Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference in the Canadian Pricing Prospectus and the Canadian Prospectus complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws and the Shelf Procedures, and did not, or will not when so filed, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (e)     The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act of 1933, as amended (the “Securities Act”) and has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (Registration No. 333-137935) on October 10, 2006 and Amendment No. 1 thereto on October 23, 2006, providing for the offer and sale, from time to time, of up to US$150,000,000 of the Company’s Common Shares. Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), each in the form filed with the Commission and available on its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, became effective pursuant to Rule 467(a) under the Securities Act. Such registration statement, as, amended, including any exhibits and all documents incorporated therein by reference, as of the time it became effective, is referred to herein as the “Registration Statement”. In connection with the filing of the Registration Statement, the Company has filed with the Commission on October 10, 2006 an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on January 17, 2007, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the U.S. Pricing Prospectus, to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus, as supplemented by the information and the Issuer Free Writing Prospectuses, if any, listed in Annex VII hereto, taken together, are hereafter referred to collectively as the “Pricing Disclosure Package”. Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of such U.S. Base Prospectus, the U.S. Pricing Prospectus or U.S. Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.
     The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.
     All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus, any Issuer Free Writing Prospectus or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to EDGAR.
     (f)     The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, in all material respects with the applicable provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances in which they were made, in the case of the U.S. Prospectus), not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.
     (g)     No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.
     (h)     For purposes of this Agreement, the “Applicable Time” is 8:30 a.m. (Eastern) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any (each as defined below), will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation and warranty is made in this Section 1(h) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.
     (i)     Ernst & Young LLP, whose reports with respect to certain financial statements of the Company and its Subsidiaries (as defined below) appear or are incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations, in each case during the audit and professional engagement period relating to such financial statements.
     (j)     KPMG LLP (“KPMG”) were appointed as the Company’s auditors at the annual and special meeting of shareholders held on June 12, 2006. KPMG has reviewed the unaudited interim consolidated financial statements of the Company and its Subsidiaries that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses. KPMG are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the Exchange Act and the Rules and Regulations.
     (k)     Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been Chrisany material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole (a “Material Adverse Change”). Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, individually or taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses.
     (l)     No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.
     (m)     The Company has an authorized capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and have not been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement. All of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any “Lien”).
     (n)     The Company has full power and authority (corporate or otherwise) to issue the Shares and to perform its obligations hereunder. The Shares to be delivered on the Closing Date and the Additional Closing Date, if any (as defined below), have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company. The Common Shares and the Shares conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses. Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security, other than options subsequently granted pursuant to the Company’s incentive stock option plan each as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses. Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification, under the Securities Act or Canadian Securities Laws, of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.
     (o)     The Subsidiaries listed in Exhibit A hereto are the only Subsidiaries that are “significant subsidiaries” of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act) or are otherwise material to the Company (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”). The Company and each Subsidiary has been duly organized and validly exists as a corporation in good standing under the laws of its jurisdiction of organization. The Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses and the Prospectuses (a “Material Adverse Effect”).
     (p)     The Company and each Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, United States or foreign (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.
     (q)     This Agreement has been duly and validly authorized, executed and delivered by the Company.
     (r)     There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering of the Shares that have not been made publicly available as required; except for the filing of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement in accordance with the Shelf Procedures, there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering of the Shares that have not been filed as required.
     (s)     The issue and sale of the Shares, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound, (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation or other organizational documents of the Company or any Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect.
     (t)     No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, Canadian, United States or foreign, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Shares, acceptance of notice of the Offering by the Toronto Stock Exchange (the “TSX”), any notices and filings required to be given to, or made with, the Nasdaq Global Market (“Nasdaq”), which have been or will be given or made on a timely basis by the Company, and any consents that may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the National Association of Securities Dealers, Inc. (the “NASD”) in connection with the purchase and distribution of the Shares by the Underwriters, each of which has been obtained and is in full force and effect.
     (u)     Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.
     (v)     The consolidated financial statements, including the notes and the supplemental information relating to the Item 18 reconciliation to U.S. GAAP for the nine months ended September 30, 2006 thereto, included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Prospectuses and the Prospectuses, said consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved and have been reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F under the Exchange Act. No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Pricing Prospectuses and the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.
     (w)     There has not been any reportable disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its former or current auditors.
     (x)     The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.
     (y)     The Common Shares are registered pursuant to Section 12(b) of the Exchange Act. The Common Shares are listed on the TSX and on Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or de-listing the Common Shares from the TSX or Nasdaq, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or Nasdaq is contemplating terminating such registration or listing.
     (z)     The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s and its Subsidiaries’ internal control over financial reporting is effective and the Company and its Subsidiaries are not aware of any material weakness in their internal control over financial reporting.
     (aa)     Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     (bb)     The Company and its Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Such disclosure controls and procedures are effective.
     (cc)     The Company and its directors or officers, in their capacities as such, are in compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to a “foreign private issuer” (as defined in Rule 405 of the Securities Act), including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

     (dd)     Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.
     (ee)     Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.
     (ff)     The statements set forth in the Base Prospectuses under the headings “Certain United States Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations”, “Description of Share Capital”, “Enforceability of Civil Liabilities”, “Risk Factors — We may be a passive foreign investment company...” And “Risk Factors — You may be unable to enforce actions against us...”, in the Canadian Pricing Prospectus under “Eligibility for Investment” and “Purchasers’ Statutory Rights” and in the Registration Statement under “Part II — Indemnification”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.
     (gg)     There is no material franchise, material contract or other document of a material character required to be described in the Registration Statement, the Pricing Prospectuses and the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.
     (hh)     The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission. All conditions for use of Form F-10 to register the Shares under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the U.S. Pricing Prospectus and the U.S. Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act, and the Rules and Regulations and, when read together with the other information in the U.S. Pricing Prospectus and the U.S. Prospectus, as applicable, do not, or will not when so filed, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     (ii)     The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, and after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of the 1940 Act.

     (jj)     Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by the NASD.
     (kk)      Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.
     (ll)     Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company and each Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated as described in the Pricing Prospectuses and the Prospectuses; (ii) the Company and the Subsidiaries have valid title to all real property and valid title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Prospectuses and the Prospectuses or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries; and (iii) neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.
     (mm)     (i) The Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the Pricing Prospectuses and the Prospectuses as being owned or licensed by them or which are necessary for the conduct of their respective businesses, except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect (collectively, “Intellectual Property”); (ii) the Company has no knowledge that the Company lacks or will be unable to obtain any rights or licenses to use all patents and other material intangible property and assets necessary for the conduct of their respective businesses (including the commercialization of the Company’s product candidates) as described in the Pricing Prospectuses and the Prospectuses; (iii) to the Company’s knowledge, there are no third parties who have or, will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company and except where the failure to have or establish such rights would not, individually or in the aggregate, have a Material Adverse Effect; (iv) to the Company’s knowledge there is no infringement by third parties of any Intellectual Property; (v) to the Company’s knowledge there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such claim; (vi) to the Company’s knowledge there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such claim; (vii) to the Company’s knowledge there is no pending or threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company’s product candidates as described in the Pricing Prospectuses and the Prospectuses) any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware that any of its activities could form a reasonable basis for any such claim; and (viii) the Company, when appropriate, has disclosed to the U.S. Patent and Trademark Office prior art, of which it has knowledge, that may render any patent application owned by the Company of the Intellectual Property unpatentable.
     (nn)     The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any Subsidiary or in which the Company, any Subsidiary or its products or product candidates have participated that are described in the Pricing Prospectuses and the Prospectuses or the results of which are referred to in the Pricing Prospectuses and Prospectuses were and, if still pending, are being conducted in accordance with standard medical and scientific research procedures; the Company and each Subsidiary has operated and currently is in compliance in all material respects with all applicable rules and regulations of the U.S. Food and Drug Administration, the United States Department of Health and Human Services, the Centers for Medicare and Medicaid Services, the Canadian Therapeutic Products Directorate, Health Canada or any other provincial, federal, state, local or governmental body having authority over the Company’s activities (collectively, the “Regulatory Authorities”); except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has not received any notices or other correspondence from the Regulatory Authorities or any other governmental agency requiring the termination or suspension of any clinical or pre-clinical studies or tests that are described in the Pricing Prospectuses and the Prospectuses or the results of which are referred to in the Pricing Prospectuses and the Prospectuses.
     (oo)     To the Company’s knowledge, there are no rulemaking or similar proceedings before the Regulatory Authorities, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.
     (pp)     The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.
     (qq)     The Company and each Subsidiary has accurately prepared and timely filed all United States, Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except where the failure to do so would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, United States federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any United States, Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.
     (rr)     Except for the possible application of the New York stock transfer tax, there are no transfer taxes or other similar fees or charges under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.
     (ss)     No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter to United States residents.
     (tt)     No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or to the best of the Company’s knowledge imminent labor disturbances by the employees of any of its or any Subsidiary’s principal suppliers, collaborators, strategic partners or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.
     (uu)     There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.
     (vv)     None of the Company, Rhythm-Search Developments Ltd. (“Rhythm-Search”), Cardiome, Inc. or Cardiome Research and Development (Barbados), Inc. (“Cardiome Research”) nor, to the Company’s knowledge, any employee or agent of the Company, Rhythm-Search, Cardiome, Inc. or Cardiome Research, has at any time during the last five years, and with respect to Artesian Therapeutics, Inc. (“Artesian”), none of Artesian nor, to the Company’s knowledge, any employee or agent of Artesian, has at any time after October 21, 2005 (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.
     (ww)     Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or foreign, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

     (xx)     The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Annex VII hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto.
     (yy)     The Company is a reporting issuer under the securities laws of each Qualifying Province that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authority in each such Qualifying Province that maintains such a list.
     (zz)     Pacific Corporate Trust Company at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares.
     (aaa)     The minute books and corporate records of the Company and its Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Subsidiaries.
     (bbb)     The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.
     (ccc)     The French language version of the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and the Canadian Pricing Prospectus is, and the French language version of the Canadian Prospectus will be (including in each case the documents incorporated by reference therein), in all material respects a complete and proper translation of the English language versions thereof or includes the same information and in all material respects carries the same meaning as the English language versions thereof.
     Any certificate signed by or on behalf of the Company and delivered to the Representative or to Underwriters’ Counsel (as defined below) shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby or includes the same information and in all material respects carries the same meaning as the English language versions thereof.
     2.     Purchase, Sale and Delivery of the Shares.
     (a)     On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the applicable United States or Canadian purchase price set forth in Annex VII hereto, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 9 hereof. As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Shares sold to the Underwriters under this Agreement, in U.S. or Canadian currency, as applicable, as set forth in Annex VII hereto, payable on the Closing Date (as defined below), which may be netted against payment from the Underwriters to the Company for the Firm Shares.
     (b)     Payment of the purchase price for, and delivery of certificate(s) representing, the Firm Shares shall be made at the Vancouver offices of McCarthy Tétrault LLP or at such other place as shall be agreed upon by the Lead Manager and the Company, at 5:45 A.M., Pacific time, on January 23, 2007, or such other time and date as the Lead Manager and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”). Payment of the purchase price for the Firm Shares shall be made by wire transfer in immediately available funds to or as directed in writing by the Company upon delivery of certificates for the Firm Shares to the Lead Manager through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters. Certificates for the Firm Shares shall be registered in such name or names and shall be in such denominations as the Lead Manager may request in writing at least two full business days prior to the Closing Date. The Company will permit the Lead Manager to examine and package such certificates for delivery at least one full business day prior to the Closing Date.
     (c)     In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters, acting severally and not jointly, the option to purchase up to 1,200,000 Additional Shares at the same purchase price per Common Share to be paid by the Underwriters for the Firm Shares and at the same commission per Common Share to be received by the Underwriters as set forth in Section 2(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares by the Underwriters. This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date, by written notice from the Lead Manager to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Lead Manager, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the “Additional Closing Date”); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised. Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 9 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as the Lead Manager in its sole discretion shall make.
     (d)     Payment of the purchase price for, and delivery of certificate(s) representing, the Additional Shares shall be made at the Vancouver office of McCarthy Tétrault LLP, or at such other place as shall be agreed upon by the Lead Manager and the Company, at 5:45 A.M., Pacific time, on the Additional Closing Date, or such other time as shall be agreed upon by the Lead Manager and the Company. Payment of the purchase price for the Additional Shares shall be made by wire transfer in immediately available funds to or as directed in writing by the Company upon delivery of certificates for the Additional Shares to the Lead Manager through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters. Certificates for the Additional Shares shall be registered in such name or names and shall be in such denominations as the Lead Manager may request in writing at least two full business days prior to the Closing Date. The Company will permit the Lead Manager to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.
     (e)     The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares and commission with respect to the Shares) were negotiated at arm’s length between sophisticated parties represented by counsel; (ii) no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created as a result of any of the transactions contemplated by this Agreement or the process leading to such transactions, irrespective of whether any Underwriter has advised or is advising any such party on other matters; (iii) the Underwriters’ obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety; and (iv) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.
     3.     Offering. Upon authorization of the release of the Firm Shares by the Lead Manager, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectuses.
     4.     Covenants of the Company. In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:
     (a)     The Company will comply with the Shelf Procedures under Canadian Securities Laws and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering of the Shares, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Lead Manager and Underwriters’ Counsel (as defined below) for their review prior to filing and will not file any such proposed amendment or supplement to which the Lead Manager reasonably objects. The Company will cause the Pricing Prospectuses and the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by the Lead Manager, with the Canadian Qualifying Authorities in accordance with the Shelf Procedures (in the case of the Canadian Pricing Prospectus and the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Pricing Prospectus and the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Lead Manager of such timely filings. The Company will promptly advise the Lead Manager (1) when the U.S. Pricing Prospectus and the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Pricing Prospectus and the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering of the Shares, any amendment to the

Registration Statement or the Canadian Prospectus shall have been filed or become effective or a MRRS Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefore, (8) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Shares on the TSX or Nasdaq, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a stop order or similar order at any time, the Company will make every reasonable effort to prevent the issuance of any such order and, if issued, to obtain the lifting of such order as soon as possible.
     (b)     The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the date of this Agreement, and in any event no later than 5:00 p.m. (New York City time) on the second business day following the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Pricing Prospectus and the Canadian Prospectus.
     (c)     The Company will prepare and file with the Commission, promptly after the date of this Agreement, and in any event no later than 5:00 p.m. (New York City time) on the second business day following the date of this Agreement, the U.S. Pricing Prospectus and the U.S. Prospectus.
     (d)     If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Lead Manager promptly and prepare and file with the Commission an appropriate amendment, supplement or document (in form and substance reasonably satisfactory to the Lead Manager) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.
     (e)     The Company will not, without the prior consent of the Lead Manager, (i) make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Manager promptly and, if requested by the Lead Manager, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Lead Manager) that will correct such statement, omission or conflict or effect such compliance.
     (f)     The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legend requirements applicable to each such Issuer Free Writing Prospectus.
     (g)     The Company will promptly deliver to each of the Underwriters conformed copies of the Canadian Base Prospectus, the Canadian Pricing Prospectus and the Canadian Prospectus, including all documents incorporated by reference therein, signed and certified as required by Canadian Securities Laws in the Qualifying Provinces, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company will promptly deliver to each of the Underwriters such number of copies of the Pricing Prospectuses, the Prospectuses and the Registration Statement, all amendments of and supplements to such documents, if any, and all documents incorporated by reference in the Registration Statement and the Prospectuses or any amendment thereof or supplement thereto (in the English and French languages, as required), as the Underwriters may reasonably request. Prior to 9:00 A.M., New York time, on the second business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectuses (in the English and French languages, as required) in Vancouver, Toronto and New York City in such quantities as the Underwriters may reasonably request.
     (h)     Promptly from time to time, the Company will use its best efforts, in co-operation with the Lead Manager, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, Canadian, United States or foreign, as the Lead Manager may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify in such jurisdiction or to execute a general consent to service of process or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.
     (i)     The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.
     (j)     During the period of 90 days from the date of the Canadian Prospectus Supplement (the “Lock-Up Period”), without the prior written consent of the Lead Manager, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration other than (i) the sale of Shares as contemplated by this Agreement; (ii) the Company’s issuance of its Common Shares in connection with acquisitions, partnering or similar transactions or arrangements in an aggregate amount that does not exceed 10% of the Company’s outstanding share capital on a fully diluted basis as of the date hereof provided that any such securities issued in connection with such transactions or arrangements are subject to restrictions or resale prior to the end of such Lock-Up Period; (iii) the Company’s issuance of its Common Shares upon (a) the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (b) the exercise of currently outstanding options; or (c) upon the exercise of currently outstanding warrants; or (iv) the grant, issuance and exercise of options under, or the issuance and sale of shares pursuant to, incentive stock option plans in effect on the date hereof, each as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses. The Company will obtain an undertaking in substantially the form of Annex VI hereto of each of its officers and directors listed on Schedule II attached hereto, not to engage in any of the aforementioned transactions on their own behalf. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans. Notwithstanding the foregoing, the Company may amend the Canadian Base Prospectus or file a new short form base shelf prospectus in respect of an offering of the Company’s securities, from time to time, and may file a new shelf registration statement on Form F-10 pursuant to Rule 429 under the Securities Act, following the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering of the Shares; provided, that no Common Shares may be offered or sold by the Company thereunder until the expiration of the Lock-up Period.
     Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable; provided, however, this paragraph will not apply if, (1)(x) during the last 3 days of the Lock-Up Period, the Company delivers to the Lead Manager a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Company’s Common Shares are, as of the date of delivery of such certificate, “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Exchange Act and (y) the research published or distributed on the Company is compliant under Rule 139 under the Securities Act or (2) the Lead Manager waives such extension in writing. The Company will provide the Lead Manager and any co-managers, and each senior officer and director of the Company listed on Schedule II attached hereto, with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.
     (k)     During the period of three years from the effective date of the Registration Statement, the Company, upon request, will furnish to the Lead Manager copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, other than materials that are promptly made available on EDGAR or SEDAR.
     (l)     The Company will use its best efforts to effect and maintain the listing of the Shares on the TSX and Nasdaq.
     (m)     The Company will apply the net proceeds from the sale of the Shares as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.
     (n)     The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.
     (o)     The Company shall provide the Lead Manager with a draft of any press release to be issued in connection with the Offering of the Shares, and will provide the Lead Manager and Underwriters’ Counsel with sufficient time to comment thereon and will accept all reasonable comments of the Lead Manager and Underwriters’ Counsel on such press releases.
     (p)     The Company shall cause McCarthy Tetrault LLP to deliver to the Underwriters opinions to the effect that the French language version of each of the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus, the Canadian Pricing Prospectus and the Canadian Prospectus, together with each document incorporated by reference therein (other than the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement and other financial data contained or incorporated by reference in the French language version of each such prospectus), is in all material respects a complete and proper translation of the English language versions thereof.
     (q)     The Company shall cause KPMG and/or Ernst & Young LLP to deliver to the Underwriters opinions to the effect that the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement and other financial data contained or incorporated by reference in the French language version of each of the Preliminary Base Shelf Prospectus, the Final Base Shelf

Prospectus and the Canadian Pricing Prospectus and the Canadian Prospectus, is in all material respects a complete and proper translation of the English versions thereof or includes the same information and in all material respects carries the same meaning as the English language versions thereof.
     (r)     Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company if such Underwriter’s use of or reference to such “free writing prospectus” would require the Company to file with the Commission any “issuer information” (as defined in Rule 433 under the Securities Act).
     5.     Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Preliminary Base Prospectuses, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification of the Shares under Canadian Securities Laws, the registration of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any agreement among Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under United States state or other securities or blue sky laws as provided in Section 4(h) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the fees and disbursements of counsel for the Underwriters in connection with compliance with the rules and regulations of the NASD; (vi) all fees and expenses in connection with listing the Shares on the TSX and Nasdaq; (vii) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares; and (viii) any transfer taxes incurred in connection with this Agreement or the Offering. The Company also will pay or cause to be paid: (x) the cost of preparing certificates representing the Shares; (y) the cost and charges of any transfer agent or registrar for the Shares; and (z) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5. It is understood, however, that except as provided in Sections 7, 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including (i) the fees of their counsel and (ii) any transfer taxes on resale of any of the Shares by them.
     6.     Conditions of Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 6, “Closing Date” shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:
     (a)     The Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Shares under the Canadian Prospectus, as amended or supplemented, shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefore shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Canadian Authorities or the Commission shall have been complied with to the Underwriters’ reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.
     (b)     At the Closing Date, the Underwriters shall have received the written opinion of McCarthy Tetrault LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, to the effect set forth in Annex I hereto.
     (c)     At the Closing Date, the Underwriters shall have received the written opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, to the effect set forth in Annex II hereto.
     (d)     At the Closing Date, the Underwriters shall have received the written opinion of Seed Intellectual Property Law Group PLLC, United States patent counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, to the effect set forth in Annex III hereto.
     (e)     At the Closing Date, the Underwriters shall have received the written opinion of Covington & Burling LLP, special regulatory counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, to the effect set forth in Annex IV hereto.
     (f)     At the Closing Date, the Underwriters shall have received the written opinion of Randall D. Belgrave, special Barbados counsel to the Company, dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, to the effect set forth in Annex V hereto.
     (g)     At the Closing Date, the Underwriters shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ United States counsel, and Blake, Cassels & Graydon LLP, the Underwriters’ Canadian counsel, (together, “Underwriters’ Counsel”), dated the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Manager, with respect to the issuance and sale of the Shares, the Canadian Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and such other matters as the Underwriters may require, and the Company shall have furnished to Underwriters’ Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

     (h)     At the Closing Date, the Underwriters shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Lead Manager, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof, as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (j) of this Section 6.
     (i)     At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received comfort letters from Ernst & Young LLP and KPMG LLP, former and current independent chartered accountants for the Company, respectively, dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective United States or Canadian affiliates, and in form and substance satisfactory to the Lead Manager and Underwriters’ Counsel.
     (j)     Neither the Company nor any Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and (ii) subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Lead Manager, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).
     (k)     The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or officer of the Company listed on Schedule II hereto, in each case substantially in the form attached hereto as Annex VI.
     (l)     At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX and shall be listed on Nasdaq, subject in the case of Nasdaq to notice of issuance at or prior to the time of purchase of the Shares or any additional time of purchase of the Shares.
     (m)     Prior to the Closing Date, the Company shall have furnished to the Lead Manager satisfactory evidence of its due and valid authorization of Kirkpatrick & Lockhart Preston Gates Ellis LLP as its agent to receive service of process in the United States pursuant to Section 14 hereof, and satisfactory evidence from Kirkpatrick & Lockhart Preston Gates Ellis LLP accepting its appointment as such agent.
     (n)     The Company shall have furnished the Underwriters and Underwriters’ Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

     If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Lead Manager and to Underwriters’ Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Manager at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Lead Manager at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.
     7.     Indemnification.
     (a)     The Company shall indemnify, defend and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act, from and against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Base Prospectus, Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Base Prospectus, Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Manager expressly for use therein. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

     (b)     Each Underwriter, severally and not jointly, shall indemnify, defend and hold harmless the Company, each of the directors of the Company, each of the officers and directors of the Company who shall have signed the Canadian Prospectus and the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Base Prospectus, Pricing Prospectus or Prospectus, as originally filed or any supplement thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.
     (c)     Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure to so notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7, unless and to the extent such failure results in the forfeiture by the indemnifying party of a substantial right and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party which shall not be unreasonably withheld) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded (based on written advice from counsel) that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.
     8.     Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Canadian Prospectus and the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 8, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act, shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer and director of the Company who shall have signed the Canadian Prospectus and the Registration Statement and each director of the Company shall have the same rights to contribution as the Company subject in each case to clauses (i) and (ii) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise. The obligations of the Underwriters to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.
     9.     Underwriter Default.
     (a)     If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the “Default Shares”) do not (after giving effect to arrangements, if any, made by the Lead Manager pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase from the Company (in addition to the aggregate number of Firm Shares they are obligated to purchase pursuant to this Agreement) that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as the Lead Manager in its sole discretion shall make.
     (b)     In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Lead Manager may in its discretion arrange for itself or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein. In the event that within five calendar days after such a default the Lead Manager does not arrange for the purchase of the Default Shares as provided in this Section 9, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 5, 7, 8, 10 and 11(d))

or the Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.
     (c)     In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Manager or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be, for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters’ Counsel, may thereby be made necessary or advisable. The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 9 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.
     10.     Survival of Representations and Agreements. All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters. The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8, 10 and 11 hereof shall survive any termination of this Agreement, including termination pursuant to Section 9 or 11 hereof.
     11.     Effective Date of Agreement; Termination.
     (a)     This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.
     (b)     The Lead Manager shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Lead Manager will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading in the Company’s Common Shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or Nasdaq, or trading in securities generally on the New York Stock Exchange (“NYSE”), Nasdaq or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NYSE, Nasdaq or TSX or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) in the judgment of the Lead Manager, a Material Adverse Change shall have occurred since the respective dates as of which information is given in the Pricing Prospectuses; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Lead Manager, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectuses.
     (c)     Any notice of termination pursuant to this Section 11 shall be in writing.
     (d)     If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to Section 9(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Lead Manager, reimburse the Underwriters for all out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.
     12.     Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:
     (a)     if sent to any Underwriter, shall be mailed, delivered, or faxed and confirmed in writing, to such Underwriter c/o Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Stephen Parish, Senior Managing Director, Equity Transactions Group, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP at 222 Bay Street, Suite 1750, Toronto, Ontario, M5K 1J5, Attention: Riccardo A. Leofanti, and to Blake, Cassels & Graydon LLP, 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3, Attention: Bob Wooder;
     (b)     if sent to the Company, shall be mailed, delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement;
provided, however, that any notice to an Underwriter pursuant to Section 7 shall be delivered or sent by mail or facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to Bear Stearns, which address will be supplied to any other party hereto by Bear Stearns upon request. Any such notices and other communications shall take effect at the time of receipt thereof.
     13.     Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

     14.     Governing Law and Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a “New York Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. The Company hereby irrevocably designates Kirkpatrick & Lockhart Preston Gates Ellis LLP, 599 Lexington Avenue, New York, New York 10022-6030, as agent upon whom process against the Company may be served. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUSES.
     15.     Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.
     16.     The parties acknowledge and agree that, for purposes of Sections 1(c), 1(f), 1(g), 1(h) and 7 hereof, the information provided by or on behalf of any Underwriter consists solely of the material included in the table following paragraph one, the first sentence of paragraph five, and in paragraphs 12, 13, 14 and 16, in each case under the caption “Underwriting” in the Prospectuses.
     17.     Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

     18.     Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.
     19.     Time is of the Essence.  Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when both the Commission’s office in Washington, D.C. and the Reviewing Authority’s office in Vancouver, British Columbia are open for business.
[Signature Page Follows]

     If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours, CARDIOME PHARMA CORP.
By:	/s/ Robert W. Rieder
	Name:	Robert W. Rieder
	Title:	Chief Executive Officer

Accepted as of the date first above written

BEAR, STEARNS & CO. INC.

By:	/s/ Stephen Parish
	Name:	Stephen Parish
	Title:	Senior Managing Director

On behalf of itself and the other
Underwriters named in Schedule I hereto.

SCHEDULE I

		Number of
		Additional Shares
	Total Number	to be Purchased
	of Firm Shares	if Option is Fully
Underwriters	to be Purchased	Exercised
Bear, Stearns & Co. Inc.	3,680,000	552,000
CIBC World Markets Inc.	1,920,000	288,000
Canaccord Adams Inc.	1,120,000	168,000
Leerink Swann & Co., Inc.	880,000	132,000
Raymond James Ltd.	240,000	36,000
Orion Securities Inc.	80,000	12,000
Sprott Securities Inc.	80,000	12,000

Total	8,000,000	1,200,000

SCHEDULE II

Name	Position
Robert W. Rieder	Chief Executive Officer, Vice-Chairman of the Board (Principal Executive Officer) and Director
Curtis Sikorsky	Chief Financial Officer (Principal Financial Officer)
Mark C. Rogers	Chairman of the Board and Director
Fred H. Mermelstein	Director
Jackie M. Clegg	Director
Harold H. Shlevin	Director
Peter W. Roberts	Director
Douglas G. Janzen	President, Chief Business Officer and Director
Richard M. Glickman	Director
Charles J. Fisher	Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs
Alan M. Ezrin	Chief Scientific Officer
Greg Beatch	Senior Officer
Taryn Boivin	Senior Officer
Sheila Grant	Senior Officer
Donald A. McAfee	Senior Officer
Karim F. Lalji	Senior Officer

EXHIBIT A
Significant Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation	Ownership
Rhythm-Search Developments Ltd.	British Columbia	100%
Cardiome, Inc.	Delaware	100%
Cardiome Research and Development (Barbados), Inc.	Barbados	100%
Artesian Therapeutics, Inc.	Delaware	100%

ANNEX I
Form of Opinion of McCarthy Tétrault LLP
1.	The Corporation has been duly continued and is validly existing as a corporation under the CBCA. The Corporation has all the requisite corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses, to execute and deliver the Underwriting Agreement and to issue, sell and deliver the Shares as contemplated in the Underwriting Agreement.

2.	Rhythm-Search Developments Ltd. (the “Canadian Subsidiary”) has been duly incorporated and is validly existing as a corporation under the BCBCA and has all the requisite corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

3.	Each of the Corporation and the Canadian Subsidiary is duly qualified and in good standing as a foreign corporation in each Canadian jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which do not have a Material Adverse Effect.

4.	The Corporation has an authorized capitalization as set forth in the Registration Statement, the Pricing Prospectuses and the Prospectuses. All of the issued shares in the share capital of the Corporation have been duly and validly authorized and issued, are fully paid and non-assessable, are free of preemptive rights pursuant to the CBCA and, to our knowledge, contractual preemptive rights, resale rights, rights of first refusal and similar rights. The Shares to be delivered on the Closing Date and the Additional Closing Date, if applicable, have been duly authorized and, when delivered in accordance with the Underwriting Agreement, will be validly issued, fully paid and non-assessable and will be free of preemptive rights pursuant to the CBCA and, to our knowledge, contractual preemptive rights, resale rights, rights of first refusal and similar rights. All of the issued shares in the share capital of the Canadian Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Corporation, free and clear of all Liens. The Common Shares, the Firm Shares and the Additional Shares conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and the certificates for the Common Shares comply in all material respects with all requirements of the CBCA and the TSX.

5.	To our knowledge, no holders of securities of the Corporation have rights to the qualification of such securities under the Canadian Prospectus.

6.	The outstanding Common Shares are duly listed on the TSX and the Shares have been conditionally approved for listing on the TSX, subject to customary listing conditions, at or prior to the Closing Date or the Additional Closing Date, as the case may be.

7.	The Underwriting Agreement has been duly and validly authorized, executed and delivered by the Corporation.

8.	To the best of our knowledge, and other than as set forth in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there are no judicial, regulatory or other legal or governmental proceedings pending to which the Corporation or any of its Subsidiaries is a party or of which any property of the Corporation or any of its Subsidiaries is the subject which, if determined adversely to the Corporation or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of our knowledge, no such proceedings are threatened or contemplated.

9.	The execution, delivery, and performance of the Underwriting Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by the Underwriting Agreement, the Registration Statement, the Pricing Prospectuses and the Prospectuses, do not and will not (A) conflict with or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or the Canadian Subsidiary pursuant to, any material indenture, mortgage, deed of trust, loan agreement or any other material written agreement, instrument, franchise, license or permit known to us to which the Corporation or the Canadian Subsidiary is a party or by which the Corporation or the Canadian Subsidiary is bound or to which any of the property or assets of the Corporation or the Canadian Subsidiary is subject (except for such conflicts, breaches, violations or defaults that would not individually or in the aggregate have a Material Adverse Effect), (B) violate or conflict with the articles of continuance or incorporation or by-laws of the Corporation or the Canadian Subsidiary, (C) violate or conflict with any existing applicable Canadian federal statute or regulation or statute or regulation of the Province of British Columbia binding on or applicable to the Corporation or the Canadian Subsidiary, or (D) violate or conflict with any order, rule or regulation known to us of any Canadian court or governmental agency or body having jurisdiction over the Corporation or the Canadian Subsidiary or any of their properties.

10.	Except as have been obtained or made under Canadian Securities Laws, no approval, authorization, consent or order of or filing with any Canadian federal, provincial, governmental or regulatory commission, board, body, authority or agency is required for the execution and delivery of the Underwriting Agreement and the issuance and sale of the Shares.

11.	The Corporation is a “reporting issuer” in each of the Qualifying Provinces in which such concept exists and is not on a list of defaulting “reporting issuers” maintained by the Canadian Qualifying Authority in each of the applicable Qualifying Provinces.

12.	The statements under the captions “Eligibility for Investment”, “Certain Income Tax Considerations — Certain Canadian Federal Income Tax Considerations”, “Purchasers’ Statutory Rights” and “Description of Share Capital” in the Canadian Prospectus and “Part II — Indemnification” in the Registration Statement, insofar as such statements constitute a summary

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of the Canadian legal matters, documents or proceedings referred to therein, are accurate and fair summaries of such legal matters, documents and proceedings.

13.	A MRRS Decision Document has been obtained in respect of the Preliminary Base Shelf Prospectus and the Canadian Base Prospectus from the Reviewing Authority and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained by the Corporation under Canadian Securities Laws to qualify the distribution of the Shares, as contemplated by the Underwriting Agreement in the Qualifying Provinces through the Underwriters registered under applicable laws of the relevant Qualifying Province who have complied with the relevant provisions of such applicable laws; to our knowledge, no order suspending the distribution of the Shares has been issued, and no proceedings for that purpose have been instituted or threatened by any of the Canadian Qualifying Authorities.

14.	To our knowledge, neither the Corporation nor the Canadian Subsidiary is in violation of its respective constating documents and neither the Corporation nor the Canadian Subsidiary is in default in the performance of any obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument that is material to the Corporation and the Canadian Subsidiary, taken as a whole, to which the Corporation or the Canadian Subsidiary is a party or by which the Corporation or the Canadian Subsidiary or their respective property is bound.

15.	A court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Underwriting Agreement, provided that such choice of law is (i) bona fide (primarily in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction), (ii) legal, and (iii) not contrary to public policy, as that term is applied by a British Columbia Court (“Public Policy”). To our knowledge, no Public Policy would be offended by the recognition of this choice of law, nor are we aware of any basis upon which such choice of law would not be bona fide and legal.

16.	In an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a British Columbia Court would give effect to the appointment by the Corporation of Kirkpatrick & Lockhart Preston Gates Ellis LLP as its agent to receive service of process in the United States of America under the Underwriting Agreement and to the provisions in the Underwriting Agreement whereby the Corporation submits to the jurisdiction of a New York Court; except that a British Columbia Court may not consider itself bound by any provision of the Underwriting Agreement purporting to make that submission to jurisdiction exclusive.

17.	If the Underwriting Agreement is sought to be enforced in the Province of British Columbia in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a British Columbia Court would, subject to paragraph 15 above, recognize the choice of New York law and, upon such law being specifically pleaded and appropriate evidence as to such law being adduced, apply such law to all issues that, under the conflict of law rules of the Province of

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British Columbia, are to be determined in accordance with the proper or governing law of the contract, provided that (i) none of the provisions of the Underwriting Agreement, or of applicable New York law, are contrary to Public Policy, (ii) such New York law does not constitute, directly or indirectly, revenue, expropriatory, public or penal laws; (iii) in matters of procedure, the laws of the Province of British Columbia will be applied, (iv) a British Columbia Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the appropriate forum to hear such an action, or if concurrent proceedings are being brought elsewhere and (v) a British Columbia Court may not enforce an obligation enforceable under the laws of the Province of British Columbia where performance of the obligation would be illegal by the law of the place of performance.

18.	The laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a British Columbia Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Underwriting Agreement that is not impeachable as void or voidable under New York law and that is for a sum certain if: (i) the New York Court that rendered such judgment had jurisdiction, over the judgment debtor, as recognized by a British Columbia Court (and submission by the Corporation in the Underwriting Agreement to the jurisdiction of the New York Court will be deemed sufficient for such purpose); (ii) proper service of process in respect of the proceeding in which such judgment was obtained was made in accordance with New York law; (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada), or contrary to any order made by the Competition Tribunal under the Competition Act (Canada); (iv) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of any laws of the State of New York or of the United States of America which a British Columbia Court would characterize as revenue, expropriatory, penal or public laws; (v) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (vi) the action to enforce such judgment is commenced within the applicable limitation period after the date of such judgment; and (vii) the judgment does not conflict with another final and conclusive judgment in the same cause of action; provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or the time for appeal has not expired; and provided further that under the Currency Act (Canada), a British Columbia Court may only give judgment in Canadian dollars.

19.	All laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications, as to which we express no opinion) have been complied with in connection with the offer and sale of the Shares to purchasers in the Province of Québec if such purchasers receive copies of the Canadian Prospectus and forms of order and confirmation in bilingual form or in the French language only and all documents incorporated or deemed to be incorporated by reference into the Canadian Prospectus have been filed in the French language version with the Autorité des marchés financiers.

20.	No stamp or other issuance or transfer taxes or duties or withholding taxes, excluding, for greater certainty, any income taxes, capital taxes, capital gains taxes or other taxes on the income or net income of the Underwriters and any withholdings on account of any such taxes, are payable by or on behalf of the Underwriters to the Government of Canada or the

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Government of British Columbia or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Shares by the Corporation to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Shares in the manner contemplated in the Underwriting Agreement.

21.	We have participated in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants for the Corporation and representatives of the Underwriters at which the contents of the Canadian Pricing Prospectus and the Canadian Prospectus and related matters were discussed and, although we have not independently verified and is not passing upon and is not assuming any responsibility for the accuracy, completeness or fairness of the statements contained in the Canadian Prospectus (except as and to the extent stated in paragraphs 4 and 12 above), and relying as to materiality to a large extent on the opinion of the officers of the Corporation, no fact has come to our attention which causes us to believe that (A) the Canadian Prospectus, as of its date (or any amendment thereof or supplement thereto made prior to the Closing Date as of the date of such amendment or supplement) and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that we need express no belief or opinion with respect to the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement and other financial data included or incorporated by reference therein); or (B) the Pricing Disclosure Package (except that the reference to “U.S. Pricing Prospectus” in the definition of “Pricing Disclosure Package” in the Underwriting Agreement shall be replaced with “Canadian Pricing Prospectus” for the purpose of this statement), as of the Applicable Time and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that we need express no belief or opinion with respect to the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement and other financial data included or incorporated by reference therein).

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ANNEX II
Form of Opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP
1.	Cardiome, Inc. has been duly incorporated under the laws of the state of Delaware. Each of Cardiome, Inc. and Artesian Therapeutics, Inc. is validly existing as a corporation and is in good standing under the laws of the state of Delaware. Artesian Therapeutics, Inc. is duly qualified to do business as a foreign corporation in the state of Maryland. All of the issued shares of capital stock of Cardiome, Inc. and Artesian Therapeutics, Inc. are owned directly or indirectly by the Company, to the Knowledge of the Primary Lawyer Group, free and clear of all Liens.

2.	No consent, approval, authorization, order, registration, filing, qualification of or with any U.S. federal court or U.S. federal governmental agency or body is required for the issuance and sale of the Shares or the consummation by the Company of the transactions contemplated by the Underwriting Agreement, the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus, except the registration of the Shares under the Securities Act.

3.	To the extent that execution and delivery of the Underwriting Agreement are governed by the laws of the State of New York, the Underwriting Agreement has been duly executed and delivered by the Company.

4.	Compliance by the Company with all of the provisions of the Underwriting Agreement and consummation of the transactions contemplated by the Underwriting Agreement, the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus, do not and will not conflict with or result in a violation of any statute or any order, rule, or regulation known to the Primary Lawyer Group of any U.S. court or governmental agency or body having jurisdiction over the Company, Cardiome, Inc., or Artesian Therapeutics, Inc.; except in each case such conflicts or violations that would not reasonably be expected to have a Material Adverse Effect.

5.	The Company is not and, after giving effect to the sale of the Shares and the use of the proceeds thereof as described in the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus, will not be an “investment company” and the Company is not an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act.

6.	The statements set forth in the Registration Statement, the Pricing Prospectuses, and the Prospectuses under the captions “Certain United States Federal Income Tax Considerations,” and “Risk Factors- -we may be a passive foreign investment company...” insofar as they purport to describe matters of law or legal conclusions with respect thereto, have been prepared or reviewed by us and are correct in all material respects and fairly summarize the information presented therein.

7.	Nasdaq has approved, subject to customary conditions, the Shares for listing.

8.	The Registration Statement, the U.S. Pricing Prospectus, and U.S. Prospectus (except in each case for the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement, and other financial data included or incorporated therein or omitted therefrom, as to which we express no opinion)) comply as to form in all material respects with the applicable requirements of the Securities Act and the Rules and Regulations. The Form F-X complies as to form in all material respects with the applicable requirements of the Securities Act and the Rules and Regulations.

9.	Pursuant to the Rules and Regulations, the Registration Statement became effective under the Securities Act on October 24, 2006. The Form F-X of the Company was filed with the Commission prior to the effectiveness of the Registration Statement. To the Knowledge of the Primary Lawyer Group, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the Commission and the U.S. Pricing Prospectus and U.S. Prospectus have been filed in the manner and in the time period required by Item II.L. of Form F-10 under the Securities Act.

10.	To the Knowledge of the Primary Lawyer Group, no person has the right, pursuant to the terms of any contract, agreement, or other instrument, to cause the Company to register under the Securities Act any common shares or shares of any other share capital or other equity interest of the Company, or to include any such shares or interest in the Registration Statement, the U.S. Pricing Prospectus, or the U.S. Prospectus or the offering contemplated thereby, except such rights which have been waived by the holders thereof or in respect of which the holders of such rights have confirmed that such rights are not applicable in connection with the transactions contemplated by the Underwriting Agreement.

11.	Pursuant to Section 14 of the Underwriting Agreement, the Company has validly submitted to the non-exclusive jurisdiction of any federal or state court in New York with respect to any action arising out of the Underwriting Agreement. The Company has appointed Kirkpatrick & Lockhart Preston Gates Ellis LLP as its authorized agent for service of process with respect to any action arising out of the Underwriting Agreement.
     In addition we have participated in the preparation of the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus (excluding exhibits 4.1 through 4.2, 4.4 and 4.6 through 4.21 incorporated by reference therein or annexed thereto) and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and representatives of the Underwriters, at which the contents of the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus and related matters were discussed and, although we have not undertaken to verify independently and are not passing upon and do not assume any responsibility for the accuracy, completeness, or fairness of the statements contained in the Registration Statement, the U.S. Pricing Prospectus, and the U.S. Prospectus except as set forth in paragraph (6) above, on the basis of the foregoing (and relying as to materiality to a large extent on the opinion of the officers of the Company) no fact has come to our attention that causes us to believe that (A) the Registration Statement (except for the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement, and other financial data included or incorporated therein, annexed thereto or omitted therefrom, as to which we do not comment), at the time it became effective (including the information deemed to be part of the Registration Statement at the time of effectiveness), or any amendment thereof made prior to the Closing Date, as of the date of such amendment, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, (B) the U.S. Prospectus (except for the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement, and other financial data included or incorporated therein, annexed thereto or omitted therefrom, as to which we do not comment), at the time the U.S. Prospectus was issued, at any time prior to the time payment for and delivery of the Shares is to be made any such amended or supplemented prospectus was issued and at the time payment for delivery of the Shares, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the Pricing Disclosure Package (except for the financial statements, notes, Item 18 U.S. GAAP reconciliation supplement, and other financial data included or incorporated therein, annexed thereto or omitted therefrom, as to which we do not comment), as of the Applicable Time and as

2

of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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ANNEX III
Form of IP Opinion of Seed Intellectual Property Law Group PLLC
1.	To our knowledge, each of the patent applications in the attached Appendix A was properly filed in conformance with the rules of the relevant Patent Office, and we are not aware of any material defect of form in the preparation or filing of such patent applications. To our knowledge, all pending patent applications listed therein are being diligently prosecuted. To our knowledge, with the exception of patent applications in jurisdictions that do not require registration of assignments, the Company and/or its licensors are or will be listed as the sole assignee of record, or joint assignee, for such patent applications.

2.	To our knowledge, (a) the Company is not infringing or otherwise violating, nor has any third party alleged or threatened in writing that the Company is infringing or otherwise violating, any patents, trade secrets, or other proprietary information or materials of others, and (b) there are no infringements by others of any of the Company’s patents, trade secrets or other proprietary information or materials which, in our judgment, could affect materially the use thereof by the Company.

3.	We are not aware of any material fact with respect to the patent applications listed on the attached Appendix A that (a) would preclude the issuance of the patents with respect to such applications (including any interference or similar proceedings before the U.S. Patent & Trademark Office or any similar government agency in any other jurisdiction), or (b) would lead us to conclude that such patents, when issued, would not be valid and enforceable in accordance with applicable regulations.

4.	Except as noted above and subject to the following, to the extent that Intellectual Property Information constitutes matters of patent law, summaries of patent legal matters, documents or proceedings, or patent legal conclusions, nothing has come to our attention, as of the dates of the Prospectuses and the date of this opinion (and as of the Applicable Time in the case of the Pricing Disclosure Package), that leads us to believe that the Intellectual Property Information contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. As of the dates of the Prospectuses and the date of this opinion (and as of the Applicable Time in the case of the Pricing Disclosure Package), we have no reason to believe that the Intellectual Property Information is not in all material respects a fair and accurate summary of the legal matters, documents and proceedings relating thereto.

ANNEX IV
Form of Regulatory Opinion of Covington & Burling LLP
1.	Subject to the foregoing limitations and qualifications, we are of the opinion that the statements in the FDA Regulatory Sections, insofar as such statements purport to describe or summarize provisions of the FDA Regulatory Laws, are accurate in all material respects.

2.	We further inform you that in the course of our review of the FDA Regulatory Sections we participated in conferences with officers and other representatives of the Company at which the contents of the FDA Regulatory Sections were discussed, and although we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements in the FDA Regulatory Sections, except to the extent stated above, we confirm to you that no information that came to our attention in the course of such review has caused us to believe that (a) the discussion of FDA matters in the FDA Regulatory Sections included or incorporated by reference in the Registration Statement, at the time the Registration Statement is deemed to have become effective for purposes of the liability of the Underwriters under Section 11 of the 1933 Act, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements made in the FDA Regulatory Sections of the Registration Statement not misleading; (b) the discussion of FDA matters in the FDA Regulatory Sections included or incorporated by reference in any Reviewed Documents included in the Pricing Disclosure Package (as defined by the Underwriting Agreement), as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (c) the discussion of the FDA matters in the FDA Regulatory Sections included or incorporated by reference in the U.S. Prospectus, as of the date thereof or as of the date hereof, contained or contains an untrue statement of material fact or omitted or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ANNEX V
Form of Opinion of Barbados Counsel
1.	Cardiome Research and Development (Barbados), Inc. (the “Barbados Subsidiary”) has been duly incorporated and is validly existing and in good standing under the laws of Barbados and has full corporate power and authority to own, lease and operate its properties and assets and conduct its business.

2.	All of the issued and outstanding shares in the capital of the Barbados Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable.

3.	To my knowledge, after due inquiry, Cardiome Pharma Corp. (the “Company”) is the registered holder of all of the issued and outstanding shares of the Barbados Subsidiary.

4.	To my knowledge, based solely upon a review of the corporate minute book of the Barbados Subsidiary, there are no rights granted to or in favor of any person to acquire any unissued shares or other securities of the Barbados Subsidiary.

5.	To my knowledge, no default exists in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, loan agreement, note, lease or other agreement or instrument to which the Barbados Subsidiary, jointly or severally, is a party.

6.	The execution and delivery of the Underwriting Agreement by the Company, and the compliance by the Company with and the consummation by the Company of the transactions contemplated in the Underwriting Agreement, do not and will not result in any violation of the Articles of Incorporation or the By-Laws of the Barbados Subsidiary, and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default or permit acceleration) under or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Barbados Subsidiary under: (a) to my knowledge, any indenture, mortgage, loan agreement or other agreement or instrument to which the Barbados Subsidiary, jointly or severally, is a party or by which it may be bound or to which any of its properties or assets may be subject, (b) any existing applicable Barbados statute, regulation or rule, or (c) to my knowledge, any judgment, order or decree of any government, governmental, regulatory or administration agency, authority, commission or instrumentality or court having jurisdiction over the Barbados Subsidiary or any of its properties or assets.

7.	To my knowledge, the Barbados Subsidiary has not failed to obtain any license, permit, franchise or other administrative, governmental or regulatory approval necessary to the ownership of its property or to the conduct of its business, which failure to obtain has or could have a material adverse effect on the business of the Barbados Subsidiary, taken as a whole.

8.	To my knowledge, no revocation or limitation of any permit, license, franchise or approval held by the Barbados Subsidiary is pending or threatened and the Barbados Subsidiary is not in default or violation of any thereof, and the authorization, issuance and delivery of the Shares and the compliance by the Company with the terms of the Underwriting Agreement do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licenses, franchises and approvals, where such revocation, limitation, default, violation, conflict or breach has or could have a material adverse effect on the Barbados Subsidiary, taken as a whole.

9.	To my knowledge, there is no threatened or pending change in any law, rule or regulation that would have a Material Adverse Effect on the business of the Barbados Subsidiary, taken as a whole.
Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Underwriting Agreement.

2

ANNEX VI
Form of Lock-Up Agreement
     •     , 2007
Bear, Stearns & Co. Inc.
     As Representative of the several
     Underwriters referred to below
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Equity Transactions Group
Cardiome Pharma Corp. Lock-Up Agreement
Ladies and Gentlemen:
     This lock-up letter agreement (this “Agreement”) relates to the proposed public offering (the “Offering”) by Cardiome Pharma Corp., a corporation existing under the laws of Canada (the “Company”), of its common shares, without par value (the “Shares”) and is entered into pursuant to Section 6(k) of the underwriting agreement (the “Underwriting Agreement”) to be executed by the Company and the Underwriters (as defined below).
     In order to induce you and the other underwriters for which you act as Representative (the “Underwriters”) to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Bear, Stearns & Co. Inc. (“Bear Stearns” or the “Lead Manager”), during the period from the date hereof until ninety (90) days from the date of the Canadian Prospectus Supplement for the Offering (the “Lock-Up Period”), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein “Relevant Security” means the Shares, any other equity security of the Company or any of its Subsidiaries and any security convertible into, or exercisable or exchangeable for, any Shares or other such equity security. The foregoing sentence shall not apply to (a) bona fide gifts, transfers by will or intestacy to the undersigned’s immediate family or (b) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, in each case provided that no gift, transfer or distribution, as applicable pursuant to the clauses above, shall be made unless prior to such gift, transfer or distribution, the donee, transferee or distributee, as applicable, agrees in writing with the Underwriters to be bound by the terms of this Agreement. For purposes of this paragraph, “immediate family” shall mean spouse, lineal descendant, father, mother, brother, or sister of the undersigned.
     Notwithstanding the preceding paragraph, if (1) during the last 17 days of the Lock-Up Period, the Company (i) issues an earnings release or (ii) material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable; provided, however, this paragraph will not apply if, (1)(x) during the last 3 days of the Lock-Up Period, the Company delivers to the Lead Manager a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Company’s common shares are, as of the date of delivery of such certificate, “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M of the Exchange Act and (y) the research published or distributed on the Company is compliant under Rule 139 of the Securities Act, or (2) the Lead Manager waives such extension in writing. The certificate referred to in (1) above shall be delivered in accordance with Section 11 of the Underwriting Agreement. The undersigned acknowledges that the Company has agreed in the Underwriting Agreement for the Offering to provide notice to the undersigned of any event that would result in an extension of the Lock-Up Period pursuant to this paragraph, and the undersigned agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.
     The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities. The undersigned hereby further agrees that, without the prior written consent of the Lead Manager, during the Lock-up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission (the “SEC”) of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the SEC of any proposed offering or sale of a Relevant Security.
     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.
     If (1) the Company notifies you in writing that it does not intend to proceed with the Offering prior to executing the Underwriting Agreement, (2) the Registration Statement filed with the SEC with respect to the Offering is withdrawn or (3) for any reason the Underwriting Agreement shall be terminated prior to the time of purchase (as defined in the Underwriting Agreement), this Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.
     This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.
     Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Underwriting Agreement.
[Signature Page Follows]

Very truly yours,

By:

Print Name:

ANNEX VII
Pricing Terms included in the Disclosure Package
Number of Firm Shares Offered: 8,000,000
Number of Additional Shares Offered: 1,200,000
Public Offering Price per Share (for Shares offered and sold in Canada): C$12.3239
Public Offering Price per Share (for Shares offered and sold outside Canada): $10.5000
Underwriting Commission per Share (for Shares offered and sold in Canada): C$0.7394
Underwriting Commission per Share (for Shares offered and sold outside Canada): $0.6300
Date of Delivery of Shares: January 23, 2007
Issuer Free Writing Prospectuses
None.